Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 27, 2009, setting forth by month the number of individual smoking and health cases against PM USA that are scheduled for trial through the end of 2009.

2009

Individual Smoking & Health

November (1)

December (1)

Engle-Progeny

October (2)

November (2)

December (3)

As of July 27, 2009, two (2) Engle-progeny cases were in trial.